                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                    _______

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ____)/1/



                         Sylvan Learning Systems, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   871399101
        _______________________________________________________________
                                (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 23, 2000
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

-------------------                                          ------------------
CUSIP NO. 871399101                     13D                  Page 2 of 10 Pages
-------------------                                          ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,117,634 shares of Common Stock (see Item 5 below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,401,968 shares of Common Stock (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,117,634 shares of Common Stock (see Item 5 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,401,968 shares of Common Stock (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,117,634 shares of Common Stock (see Item 5 below)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.1% (see Item 5 below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 10 Pages

-------------------                                          ------------------
CUSIP NO. 871399101                     13D                  Page 3 of 10 Pages
-------------------                                          ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(c)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          284,334 shares of Common Stock (see Item 5 below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,401,968 shares of Common Stock (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             284,334 shares of Common Stock (see Item 5 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,401,968 shares of Common Stock (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      284,334 shares of Common Stock (see Item 5 below)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.6% (see Item 5 below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 10 Pages

-------------------                                           ------------------
CUSIP NO. 871399101                     13D                   Page 4 of 10 Pages
-------------------                                           ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(c)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares of Common Stock (see Item 5 below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,401,968 shares of Common Stock (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares of Common Stock (see Item 5 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,401,968 shares of Common Stock (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,401,968 shares of Common Stock (see Item 5 below)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6% (see Item 5 below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 10 Pages

-------------------                                           ------------------
CUSIP NO. 871399101                     13D                   Page 5 of 10 Pages
-------------------                                           ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Management IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares of Common Stock (see Item 5 below)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,401,968 shares of Common Stock (See Item 5 below)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares of Common Stock (see Item 5 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,401,968 shares of Common Stock (See Item 5 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,401,968 shares of Common Stock (see Item 5 below)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6% (see Item 5 below)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 10 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.   Security and Issuer.
-------   -------------------

          This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Sylvan Learning Systems, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Lancaster Street, Baltimore, Maryland 21202.

Item 2.   Identity and Background.
-------   ------------------------

          This Statement is filed by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV"), and Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"). Fund IV, Overseas IV, Advisors IV and Apollo Management IV are referred to collectively as the "Reporting Persons."

          Fund IV and Overseas IV are principally engaged in the business of investment in securities. Advisors IV is principally engaged in the business of serving as general partner of Fund IV and managing general partner of Overseas IV and other investment funds. Apollo Management IV serves as manager of Fund IV and Overseas IV and manages their day-to-day operations. The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

          Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

          AIF IV Management, Inc., a Delaware corporation ("AIMIV"), is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner to Apollo Management IV.

          The respective addresses of the principal office of Capital Management IV and AIMIV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

          Apollo Fund Administration IV LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of Overseas
IV. Administration is

                              Page 6 of 10 Pages
principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

          Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

          Fund IV and Overseas IV intend to finance the purchase of the debentures described in Item 4 below with cash on hand. See Item 4 below for information regarding the amount of funds to be used in the purchase of the debentures.

Item 4.   Purpose of Transaction.
-------   -----------------------

          On February 23, 2000, Fund IV and Overseas IV entered into a Purchase Agreement (the "Purchase Agreement") with the Issuer pursuant to which Fund IV and Overseas IV have agreed to purchase from the Issuer, and the Issuer has agreed to issue to Fund IV and Overseas IV, $80,526,000 and $4,474,000 principal amount, respectively, of the Issuer's 5% Convertible Subordinated Debentures due 2010 (the "debentures"). The obligations of the parties under the Purchase Agreement are subject to the conditions set forth in the Purchase Agreement.
The debentures will be issued at the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), pursuant to an Indenture, the form of which is attached as Exhibit 1 to the Purchase Agreement. A copy of the Purchase Agreement is attached as Exhibit 1 to this filing.

          At the Closing, the Issuer will enter into an Investors Agreement (the "Investors Agreement") with Apollo Management IV, on behalf of Fund IV and Overseas IV, the form of which is attached as an exhibit to the Purchase Agreement. The Investors Agreement generally provides for transfer restrictions on the debentures, nomination rights for two board designees, restrictions on purchases of voting securities of the Issuer and certain corporate governance rights. In addition, pursuant to a Registration Rights Agreement to be entered into at closing (the "Registration Rights Agreement"), the Issuer will grant certain registration rights to the Reporting Persons. Reference is made to
Exhibit 1 to this filing for more complete information respecting the Investors Agreement and the Registration Rights Agreement.

          The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the forms of exhibits thereto, copies of


                              Page 7 of 10 Pages
which have been filed as an exhibit to this Schedule 13D and are incorporated herein by reference.

          The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Board, to acquire additional debentures or shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the debentures or shares of Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          (a) Upon acquisition of the debentures, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 5,401,968 shares of Common Stock that Fund IV and Overseas IV, in the aggregate, can acquire upon conversion of the debentures. These shares represent approximately 9.6% of the number of shares of Common Stock outstanding.

          The acquisition by Fund IV and Overseas IV of the debentures is subject to certain material conditions that are not within the control of any of the Reporting Persons. Accordingly, the Reporting Persons may not have beneficial ownership of any shares of Common Stock until those conditions have been satisfied.

          (b) Fund IV has sole voting and sole dispositive power with respect to an aggregate of 5,117,634 shares of Common Stock. Overseas IV has sole voting and sole dispositive power with respect to an aggregate of 284,334 shares of Common Stock. Advisors IV, as the general partner of Fund IV and the managing general partner of Overseas IV, and Apollo Management IV, as the manager of Fund IV and Overseas IV, may be deemed to have voting and dispositive power over the shares of Common Stock over which Fund IV and Overseas IV, respectively, have voting and dispositive power.

          (c) There have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer within the last 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
-------    ---------------------------------------------------------------------
           to the Securities of the Issuer.
           --------------------------------

          See Item 4 above.

Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

          Exhibit 1.     Purchase Agreement


                              Page 8 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated:  March 2, 2000

               APOLLO INVESTMENT FUND IV, L.P.

               By: Apollo Advisors IV, L.P., its General Partner
                   By: Apollo Capital Management IV, Inc., its General Partner


                   By: /s/ Michael D. Weiner
                       ---------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.

               APOLLO OVERSEAS PARTNERS IV, L.P.

               By: Apollo Advisors IV, L.P., its Managing General Partner
                   By: Apollo Capital Management IV, Inc., its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.

               APOLLO ADVISORS IV, L.P.
               By: Apollo Capital Management IV, Inc., its General Partner


                   By: /s/ Michael D. Weiner
                       ---------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.

               APOLLO MANAGEMENT IV, L.P.
               By: AIM Management IV, Inc.


                   By: /s/ Michael D. Weiner
                       ---------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, AIM Management IV, Inc.


                              Page 9 of 10 Pages

                             APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

          The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors IV.

          The directors and principal executive officers of Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIMIV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

          Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Apollo Advisors II, L.P. ("Advisors II"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo Real Estate Advisors II, L.P. ("AREAII"). The principal business of Advisors, Advisors II and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.


                              Page 10 of 10 Pages